		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

George R. Bason, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4340 tel 212 701 5340 fax george.bason@davispolk.com

September 8, 2015

Re:	Siliconware Precision Industries Co., Ltd. Amendment No. 5 to Schedule TO-T filed September 3, 2015 by Advanced Semiconductor Engineering, Inc., File No. 005-79592

David L. Orlic, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Dear Mr. Orlic:

On behalf of Advanced Semiconductor Engineering, Inc. (“ASE”), we hereby submit ASE’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 4, 2015 with respect to the above-referenced Schedule TO-T (the “Schedule TO-T”) filed in connection with ASE’s offer to purchase up to 779,000,000 common shares, including those represented by American depositary shares, representing approximately 24.99% of the issued and outstanding share capital, of Siliconware Precision Industries Co., Ltd. (“SPIL”) through concurrent tender offers in the United States and the Republic of China.

This letter and Amendment No. 6 to the Schedule TO-T (“Amendment No. 6”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 6.

For the convenience of the Staff, each of the Staff’s comments is reproduced in bold and is followed by the corresponding response of ASE. All defined terms in this letter have the same meaning as in the Amended and Restated U.S. Offer to Purchase filed as an exhibit to the Schedule TO-T (the “U.S. Offer to Purchase”), unless otherwise indicated.

General

1.	We note additional disclosure responsive to Rule 14d-1(d)(2)(ii). This disclosure does not include any discussion of litigation risk. Please advise as to your determinations in this regard.

Response:

In response to the Staff’s comment, additional disclosure has been added on page 4 of the U.S. Offer to Purchase under the heading “What are the principal differences between the U.S. Offer and the ROC Offer?” and on page 11 of the U.S. Offer to Purchase under the heading “The Offer—Section 1—Background of the U.S. Offer—Dual Offer Structure”. Please see Amendment No. 6.

How long do I have to decide whether to tender in the U.S. Offer?, page 7

2.	Revised disclosure indicates that, subject to applicable law, if the ROC Offer is extended, Purchaser expects that the U.S. Offer will be extended so that each Offer expires on the same calendar day and vice versa. Please clarify your disclosure by describing the circumstances under which the U.S. Offer would not be extended so that it expires on the same calendar day as an extended ROC Offer. Please also provide an analysis as to how this would be consistent with Rule 14d-1(d)(2)(ii).

Response:

ASE supplementally advises the Staff that if the ROC Offer is extended, the U.S. Offer will, in all circumstances, be extended so that each Offer expires on the same calendar day. Because the U.S. Offer will be extended in all such circumstances, ASE believes that the requirement of Rule 14d-1(d)(2)(ii) that the “U.S. offer must be made on terms at least as favorable as those offered any other holder of the same class of securities that is the subject of the tender offers” is satisfied. In response to the Staff’s comment, revised disclosure has been added on page 7 of the U.S. Offer to Purchase under the heading “How long do I have to decide whether to tender in the U.S. Offer?”. Please see Amendment No. 6.

Acceptance for Payment and Payment, page 13

3.	We note your response to prior comment 6. The disclosure cited in that comment provides that, upon your deposit of the aggregate purchase price with your appointees, your obligation to make payment will be satisfied, and tendering holders must thereafter look solely to your appointees for payment of net amounts owed to them. Please advise how it would be consistent with Rule 14e-1(c) for holders not to be paid the purchase price by virtue of a default by your appointees in delivering funds to holders.

Response:

ASE supplementally advises the Staff that it is ultimately responsible for payments to tendering holders. All language to the contrary has been deleted. Please see Amendment No. 6.

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ASE has authorized us to confirm on its behalf that:

•	ASE is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ASE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 450-4340 should you require further information or have any questions.

Sincerely,

/s/ George R. Bason, Jr.

George R. Bason, Jr.

cc:	Joseph Tung Chief Financial Officer Advanced Semiconductor Engineering, Inc.